INVEST IN **CALL EMMY**

On-demand marketplace connecting parents with trusted family-care providers



Doing It All Stops NOW!
Live More, Chore Less
I NEED A FAIRY
I AM A FAIRY
Call Emmy

callemmy.com   Golden CO

LEAD INVESTOR



Naghmeh Sarkeshik VP of Operations and Customer Success

As a career-focused mom of a young girl, I faced the challenges of raising a family and meeting the demands of a job. Call Emmy provides the TRUSTED HELP all of us, working parents, have been looking for. It is the lifeline for us parents who are frantically running from one task to another, hoping to be good parents while providing for our families. I believe in this mission and I believe in the founder. Her track record is stellar and I am excited to be investing in this venture!

Invested $5,000 this round

Highlights

1. Market size: $258B TAM and growing.
2. Traction: Launched in 2021 and tripled top-line in a year with minimal marketing.
3. Credibility: Accepted into AWS Accelerator program amongst thousands and supported by AWS Startups.
4. Founder:Second-time founder and recognized as a top 25 most powerful women in business in Colorado.
5. CTO: Second-time founder and a recognized technology leader in Fam-tech
6. Business model: Proven and scalable in both B2B and B2C channels

Our Team



Arezou Zarafshan Founder and CEO

Immigrant with Fortune 50 Technology background and recognized as one of the Top 25 Most Powerful Women in Colorado. Bootstrapped Call Emmy and grew it to a nationally trusted Fam-tech brand in less than 24 months.



Liz Polizzi CTO

Built and grew the first on-demand babysitting app (Nanno) and scaled it nationally.



Harsh Singh Director of Digital Marketing

Helped in setting up the business online from the ideation stage to getting the first 1000 customers in 90 days



Linda Giarratano Director of Operations

Set up and managed corporate operations for a nearly billion-dollar private investment firm



comprised of forty businesses, investment entities, Trusts, and commercial properties.

The Problem

Good Help Isn't Just Hard to Find...It Is Nearly Impossible!

Who knows this problem better than working parents who, especially after the pandemic, are even more stretched thin than before. When you finally find the right help, it feels like you just won the lottery!



Parents spend thousands of dollars on background checks and subscription fees, hundreds of hours that they don't have, going through candidate profiles and setting up interviews. Specialized apps and websites are unreliable and who knows who shows up; are they safe? Are they reliable? Will they take good care of your home and your child?

For working parents, finding help just creates more headaches, and they simply can't afford to unravel.

The Solution

Hang on, Call Emmy and watch the headache disappear!


On-demand Marketplace
100% Safe & Vetted
30 Seconds to Book

From child care to house cleaning, laundry to home organization, get it all on demand, in one place. We connect you to fully screened, background-checked, and skill verified Mom Fairies who do the one thing you need the most:

Get the job done, no drama, no fuss.

The Approach

Use our mobile app or book on our website. It is as easy as 1, 2, 3...

Best of all, you know that whoever comes to your home is **safe and reliable** because they have been fully vetted and qualified.



Booker Experience
Live More, Chore Less
I NEED A FAIRY
I AM A FAIRY
Call Emmy
Home
VIRTUAL EMMY
CHILD CARE
CLEANING
CHORES
PARTY PLANNING
ORGANIZE
TUTORING
Booking
Chores
SELECT
10



Provider Experience
7:34
Opportunities
Details on this Opportunity
TAKE THE JOB
You Got the Gig!
GO TO BOOKING
11

> *I wanted to share how easy you make the process of the app and the thoroughness even on my side of things... The confirmation of my identity and then the text message alerts while searching for care...The technology was great to use! Kelly V.*

Our Unique Value Propositions

Safety

100% background checked, skill verified and psychometrically evaluated providers.

One-Stop Shop

No need to download 4+ apps on your phone. One destination and all the support for the busy parent.

Ease of Use

Customizable platform for bookers and providers.



Single Service
One-Stop-Shop


-demand
Connect and Arrange Offline
napp
Call Emmy
hANDY
Sittercity
Home Advisor
Angi
Care.com
TaskRabbit
Thumbtack
urbansitter

Our Provider Background Check Process


5
4
3
2
1

Profile Approval
Each candidate profile is reviewed manually by our team and approved by a human-being.

Psychometric Evaluation
We psychometrically evaluate the service providers to ensure they are capable of making sound decisions.

County-Level Background Check
We check the background of our service providers in as many counties as they have lived in and for as long as they have been alive.

National-Level Background Check
We check the background of our service providers at the national level in three areas: criminal record, social security trace and sex-offender trace

Identity and Skill Verification
We use technology to validate the person's identity as well as test their skills and knowledge about the service they want to provide such as childcare or cleaning.

Business Models

B2C

Transaction-based
30% Take-rate

Average Booking Value: $159
26 Bookings Per Year: $4,134
Call Emmy Revenue Per Year: $1240
Customer Acquisition Cost: $100
Lifetime: 2.5 Years

LTV = $3,100
CAC = $100
LTV/CAC = 31

B2B

Employer Subscription
$48 per Employee per Year

Average Number Enrolled per Employer: 376
Average Annual Contract Value: $18,000
Number of Employers: 20,000
Call Emmy's Target Number of Employers: 500

ARR = $9M
Margin = 90%

Call Emmy

Market Opportunity


TAM
SAM
SOM
Call Emmy

$258B

$27B
17.8M US households, $90K+ HH Income
Annual Spend: **$1,505 /HH**

$21B
Target audience:
9.2M US households, $150K+ HH Income
Annual Spend: **$2,237/HH**

Sources: Pivotal Ventures, Statista, US Census

Call Emmy GMV Growth Plan


Projections Not Guaranteed
20 Markets
12-15 Markets
GMV


Pre-seed Round of F
6-9 Markets
3 Markets
1 Market
8M
3.7M
900K
330K
$10,000,000.00
$5,000,000.00
$0.00
2021
2022
2023
2024
2025
2026
2027

18


Seasoned Team: Executives and Busy Parents
Arezou Zarafshan
Founder & CEO
Top 25 Women in CO
F-500 Global Executive
Second-time Founder
Liz Polizzi
Advisor & CPO/CTO
Fam-Tech
Marketplace Founder
Linda Giarratano
Director of Operations
Operations Veteran
Came out of Retirement
Harsh Singh
Director of Marketing
Performance Marketing
Expert
crocs
nanno
DAVIS GRAHAM & STUBBS
HOLLAND&HART

19

Customer Love 💖

> *The best! Stephanie is our regular Thursday babysitter and we have such a special relationship. Stephanie has a background as a homeschool mom, is fun and always has fun activities whether it is cooking, gymnastics or baking. Today Stephanie came to a special event that we were invited to at the Denver Zoo. Stephanie is also dependable and reliable, we call her Mary Poppins because she is so amazing. We love her!! Melissa H.*

> *I don't know who Emmy is... but when I called her... she has been most helpful and accommodating. I just love her! In fact she has made my life so much better always taking care of finding me fairies and keeping them going. Reminding me and looking out for me! Thank you ladies! If changing lives was your goal when you dreamed up Call Emmy you have succeeded . I can't thank you enough for creating this service! Joan M.*

> *Ally was amazing. we did a move out cleaning and Ally completely transformed our house. the new owners were very pleased. if we didn't just move to FL we would have Ally come see us on a regular basis. thank you Call Emmy! Michelle B.*

From Our Fairies and Customers

Describe Call Emmy in One Word


Describe Call Emmy in One Word
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